Exhibit 20
                                                                      ----------
                                                           FOR IMMEDIATE RELEASE






                              Contact:  Roger W. W. Baker
                                        (203) 698-5148

                                        Daniel A. Conforti
                                        (203) 698-5132


AMERICAN BRANDS AFFIRMS STRONG COMMITMENT TO GROWTH
AT INVESTMENT CONFERENCE

Hays Cites Plans for Internal Growth,
Share Purchases and Possible Acquisitions

Old Greenwich, CT, June 13, 1995 -- Speaking at a Company-hosted conference in Old Greenwich today, attended by more than a hundred members of the investment community, American Brands' Chairman and Chief Executive Officer Thomas C. Hays, said: "The new American Brands is well positioned to deliver superior E.P.S. growth.
     "We have a powerful combination of leading brands, a management team with a passion for growth, as well as a strong balance sheet and tremendous cash flow -- all of which gives us tremendous flexibility and resources to achieve excellent growth in earnings per share. We've also been making aggressive stock purchases. And we're on the lookout for affordable, high-return, add-on acquisitions that will strengthen our operations and enhance our prospects, though we have no timetable to effect such acquisitions."
     In reaffirming the Company's long-term goal to achieve compound earnings per share growth in the range of 10%, Hays added: "Our foremost priority for our stockholders is to accelerate and sustain earnings per share growth. If we are successful in achieving this, we believe that the market should reward us with a higher multiple and a valuation that better reflects our performance and future prospects."
     In each of its operating categories -- hardware and home improvement products, office products, golf and leisure products, distilled spirits, and international tobacco -- American Brands' major brands are number one or number two in their markets. "Fifteen had sales over $100 million last year," Hays stated, "and many others are market leaders with great prospects."
     Hays noted that an aggressive share purchase plan totaling 20 million shares, more than 15 million of which have been purchased to date, will also contribute to E.P.S. growth. In addition, holders of the $200 million 5.75% Convertible Debentures due April 2005 exercised a one-time put two months ago, which had the effect of reducing fully diluted shares by 5.1 million. So fully diluted shares have been reduced by more than 20 million, or about 10%, thus far in 1995.
     "When we complete the 20 million share authorization, we may determine that further stock purchases are in the best interest of our shareholders," Hays added. "At this point, in addition to the 20 million shares authorized in connection with recent dispositions, we have the authority to purchase an additional 5 million shares this year, though no decision regarding additional purchases has been made."
     The strong financial position of American Brands is based on tremendous cash flow, augmented by proceeds that totaled nearly $2.2 billion from the sale of The American Tobacco Company and Franklin Life in December 1994 and January 1995, respectively.
As part of the sale of American Tobacco, the Company received an indemnity against any pending and future product liability matters relating to American Tobacco's business.
     In a specific reference to the Company's second quarter prospects, Hays stated that the overall outlook is positive. "However, consistent with the general slowdown reported at leading home centers and reflecting inventory reductions by the trade, orders at MasterBrand have softened significantly during the second quarter. That softening and increased spending on growth initiatives will result in lower hardware and home improvement contribution in the quarter. "Nevertheless," Hays noted, "MasterBrand's contribution for the six months should be slightly ahead of last year's. And if the recent decline in interest rates has a favorable impact on the economy in the second half, MasterBrand is well positioned to resume solid long-term growth, with full-year contribution comfortably ahead of last year's."
     Hays concluded his remarks about the second quarter by stating that even with an effective tax rate expected to approximate 36-37% for the quarter, compared with the unusually low 30.3% effective rate (25.7% from ongoing operations, which excludes The American Tobacco Company) in last year's second quarter, earnings per share for American Brands should be modestly ahead of the 55 cents (fully diluted, stated on an ongoing operations basis) that the Company earned in the second quarter last year.
     Hays also reaffirmed the Company's profit growth expectations for the full year. Last year, E.P.S. from ongoing operations was $2.34 (fully diluted). "In January, we indicated that we expected to exceed last year's 13% growth in earnings per share from ongoing operations. We are on track to achieve that objective.
     "We continue to believe that our long-term growth goal is realistic, assuming the key economies remain sound, the exchange rate for the British pound remains reasonably stable and the pricing environment is satisfactory."
     Headquartered in Old Greenwich, Connecticut, American Brands is a focused international consumer products company with powerhouse brands and leading market positions in distilled spirits, hardware and home improvement products, office products, golf and leisure products, and international tobacco. Major brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper cordials, Titleist, Pinnacle and Foot-Joy golf products, Moen faucets, Master locks, Aristokraft cabinets, ACCO office products including Day-Timer and Swingline, and Benson and Hedges and Silk Cut cigarettes.
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6/13/95